

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 5, 2007

Mr. Douglas A. Proll
Chief Financial Officer
Canadian Natural Resources Limited
2500, 855-2nd Street S.W.,
Calgary, Alberta, Canada T2P 4J8

> **Re:** **Canadian Natural Resources Limited**
> **Form 40-F for the Fiscal Year Ended December 31, 2007**
> **Filed March 30, 2007**
> **File No. 333-12138**

Dear Mr. Proll:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2006

Financial Statements

Note 1 – Accounting Policies

(D) Property, Plant and Equipment

1.   We note your disclosure that indicates the proceeds on disposal of properties are ordinarily deducted from such costs without recognition of profit or loss except where such disposal constitutes a "significant" portion of the company's reserves. Please refer to the guidance found in AcG-16 and modify your disclosure to address the 20% significance level that is contemplated for disposition of both proved and unproved properties.

2.   Please address your accounting policy disclosure relating to your Horizon Project as follows:

   • Provide disclosure regarding your accounting treatment of exploration costs associated with this project. If your accounting for such costs under Canadian GAAP is different than the requirements of U.S. GAAP, please provide disclosure of this difference. Please note that under U.S. GAAP, exploration costs associated with determining proven and probable mineral reserves shall be expensed as incurred.

   • Please expand your disclosure to address your accounting treatment of development costs and the related method and timing of amortization.

   • Provide disclosure regarding your accounting for overburden removal costs under both Canadian and U.S. GAAP. Please refer to EITF 04-6 for U.S. GAAP purposes.

   • Please provide disclosure regarding the commencement of the production stage of mining assets for both Canadian and U.S. GAAP purposes. Refer to EITF 04-6 for U.S. GAAP.

   • Please tell us and disclose your accounting policy for hydrocarbons that are extracted using in-situ production methods for both U.S. and Canadian GAAP. Please note that for U.S. GAAP, hydrocarbons that are extracted as a fluid are generally viewed to be oil and gas production activities.

- Provide disclosure that clearly explains the accounting differences, if any, for those bitumen reserves that will be extracted using mining methods compared to those that will use oil and gas production techniques.

Engineering Comments

Oil Sands Mining Disclosure, page 42

Horizon Oil Sands Project Mining Reserves, page 47

3.   According to your disclosure, you retained an independent reserves evaluator, GLJ Petroleum Consultants Ltd. to evaluate Phases 1 through 3 of your Horizon Oil Sands Project, and prepare an Evaluation Report on your proved, as well as proved and probable oil sands mining reserves. In addition, you note that these reserves were evaluated adhering to the requirements of SEC Industry Guide 7. Please provide a copy of this evaluation report as supplemental information for our engineer's review.

Please place the information on a CD-ROM with an Adobe PDF format. Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.   In the event you desire return of the supplemental material, please make a written request with the letter of transmittal; it would be helpful to include a pre-addressed shipping label and envelop to facilitate its return. You may refer to Rule 418(b) of Regulation C for further guidance.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing."]

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief